Bachoco Announces First Quarter 2007 Results

      MEXICO CITY, April 30 /PRNewswire-FirstCall/ -- Industrias Bachoco S.A.B. de C.V. ("Bachoco" or "the Company") (NYSE: IBA; BMV: Bachoco B), Mexico's leading producer and processor of poultry products, today announced its unaudited results for the quarter ended March 31, 2007. All figures have been prepared in accordance with Mexican GAAP and are stated in constant Mexican pesos as of March 31, 2007.

      First Quarter Highlights:

      *     Sales for the quarter increased 9.3% to Ps. 3,963.3 million
      * Gross margin for the quarter was 18.5%, compared to 21.2% during 1Q06
      *     EBITDA margin for the first quarter was 9.0%
      * Bachoco achieved an EPS of Ps. 0.40 (US$0.44 per ADS) for the quarter compared to an EPS of Ps. 0.39 (US$0.43 per ADS) for the same period last year

      CEO's Comments:

      Cristobal Mondragon, CEO of Bachoco, stated, "We achieved growth in total sales in the first quarter, driven in part by a return to volume increases in chicken and swine sales, as well as a significant improvement in the overall results of our table egg business line.

      "Our operating results were affected by price increases in our main raw materials that impacted our cost of sales. These costs were not offset in this period by price increases in our main product lines.

      "Our efforts to ensure more efficient utilization of our feed ingredients and optimize our product mix, while maintaining the best service levels for our customers, enabled us to reach an EBITDA margin of 9.0% for the quarter.

      "In February, we announced an agreement with Grupo Libra, a private broiler company located in the state of Nuevo Leon in Northeast Mexico.

      "We remain focused on further improving overall operating efficiencies. Our goal is to complete the integration of our two new operations in Nuevo Leon and Sonora in the next two quarters, enabling us to recognize synergies with the rest of our organization.

      "Our financial condition remains strong, with our CAPEX entirely financed by resources generated by our internal operations."

      FIRST QUARTER 2007 RESULTS

      Net Sales

      Net sales for the quarter reached Ps. 3,963.3 million, an increase of 9.3% compared to the Ps. 3,625.2 million reported for 1Q06. This increase was mainly driven by increases of 6.2% in chicken sales, 28.8% in table eggs sales, 23.4% in swine sales, and 13.7% in balanced feed sales.

    Net Sales by Product Line        1Q06                   1Q07
                                       %                      %
    CHICKEN                          78.5                   76.1
    EGGS                              9.0                   10.6
    BALANCED FEED                     8.1                    8.5
    SWINE AND OTHER LINES             4.4                    4.8
    TOTAL COMPANY                   100.0                  100.0

      Operating Results

      Bachoco's first quarter gross margin was 18.5%, compared to 21.2% in 1Q06, mainly due to a 13.1% increase in cost of sales. The Company's resulting operating margin was 5.6%, compared to 7.6% for the same quarter of 2006. EBITDA during the quarter reached Ps. 356.4 million.

      Taxes

      Taxes recognized by the Company during the quarter were Ps. 84.1 million.

      Net Income

      Net income for 1Q07 was Ps. 242.2 million, or Ps. 0.40 per share (US$0.44 per ADS), compared to net income of Ps.235.0 million, or Ps.0.39 per share (US$0.43 per ADS) reported in the same period of 2006. The Company recognized a one-time Ps 60.0 million special income in the first quarter, as a result of incentives of the Mexican government.

      RESULTS BY BUSINESS SEGMENT

      Chicken

      Chicken sales increased by 6.2% during 1Q07 as a result of a 4.5% increase in pricing compared with 1Q06. The increase in pricing was mainly due to normalized supply in the Mexican market, while a 1.7% increase in volume was the result of internal growth and the partial integration of new operations.

      Table Eggs

      Sales of table eggs increased by 28.8%, due to a 29.7% increase in pricing compared to 1Q06, which was partially offset by a volume decrease of 0.7%.

      Balanced Feed

      Sales of balanced feed increased 13.7% when compared to the same quarter of last year. The increase in sales was primarily the result of a 14.5% pricing increase, which was partially offset by a 0.8% decrease in volume.

      Swine and Other Lines

      Sales of swine and other lines increased 17.0% in the quarter. This increase was the result of a 39.5% increase in volume of swine, partially offset by an 11.6% decline in pricing.

      Company Description

      Industrias Bachoco S.A.B. de C.V. (also referred to in this report as Bachoco or the Company) was founded by the Robinson Bours family in 1952, in the state of Sonora. Since then, it has grown into the largest poultry company in Mexico, with over 700 production and distribution facilities currently organized in seven complexes throughout the country. Bachoco's main business lines are chicken, eggs and swine, and the Company is also an important player in the balanced feed industry in Mexico. The Company's headquarters are based in Celaya, Guanajuato, located in Mexico's central region.

      Industrias Bachoco made an initial public stock offering in September 1997. Its securities are listed and traded on the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) under the ticker symbol Bachoco B, and on the New York Stock Exchange (NYSE) under the ticker symbol IBA.

      The Company posted net sales of U.S. $1.39 billion for 2006, divided among the Company's four main product lines as follows: 77.6% chicken, 9.2% table eggs, 9.0% balanced feed, and 4.2% swine and other lines.

      For more information, please visit Bachoco's website at http://www.bachoco.com.mx.

      This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ, include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company's Investor Relations Department.


             INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
                 Condensed Consolidated Statements of Income
      (millions of constant pesos as of March 31, 2007, and millions of
                     U.S. dollars, except per share data)

                                                     First Quarter

                                        March '31     March '31     March '31
                                          2007(a)          2007          2006

          Net Sales                    US     359   Ps    3,963   Ps    3,625
          Cost of Sales                       293         3,231         2,858
          Gross Profit                         66           732           767
          Selling, general and
           administrative expenses             46           511           491
          Operating Income                     20           221           276
          Comprehensive Financing Cost         --            --            --
           (income)
          Interest Expense (Income)            (6)          (66)          (38)
          Foreign Exchange Loss (gain)         (1)          (11)          (12)
          Gain from Monetary Position           2            19            15
          Total Comprehensive Financing
           Cost (income)                       (5)          (59)          (34)
          Other Income Net                      6            66             4
          Income before Provisions for
           Income                              --            --            --
          Tax, Employee Profit Sharing
           and Minoritary Interest             31           346           314

          Provisions for:
           Income Tax, Asset Tax and
            Employee Profit Sharing            (5)          (50)          (88)
           Deferred Income Taxes               (3)          (34)           22
          Income before Minority Interest      24           262           248
          Minority Interest                    (0)           (2)           (0)
          Net Income                           24           260           247
          Effects of Bulletin E-1              (2)          (18)          (12)
          Net income after Bulletin E-1        22           242           235

          Weighted Average Shares
           Outstanding (Thousand)         600,000       600,000       599,080
          Net Income per Share               0.44          0.40          0.39
          Dividend per Share                   --            --            --

        (a) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.0427 per U.S. dollar, the noon buying rate at March 30, 2007.

                   INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
                         Condensed Consolidated Balance Sheets
           (millions of constant pesos as of March 31, 2007, and millions of
                                     U.S. dollars)


                                      March '31      March '31        Dec '31
                                        2007(a)           2007           2006

          ASSETS
          Current Assets:
           Cash and Cash Equivalents US 322 Ps 3,559 Ps 3,454 Accounts Receivable less
            Allowance for Doubtful
            Accounts                         45            499            520
           Inventories                      265          2,924          2,729
           Other Current Assets              32            358            375
          Total Current Assets              665          7,339          7,078
           Net Property, Plant and
            Equipment                       871          9,617          9,518
           Other Non Current Assets          33            367            328
          Total Non Current Assets          904          9,984          9,845
          TOTAL ASSETS                    1,569         17,323         16,923

          LIABILITIES
          Current Liabilities:
           Notes Payable to Banks             5             50              9
           Trade Accounts Payable            63            695            819
           Other Accrued Liabilities         31            347            289
          Total Current Liabilities          99          1,092          1,118
          Long-Term Debt                      3             29             34
          Labor Obligations                   4             40             76
          Deferred Income Taxes and
           Others                           195          2,150          2,103
          Total Long-Term Liabilities       201          2,219          2,213
          TOTAL LIABILITIES                 300          3,310          3,331

          STOCKHOLDERS' EQUITY
           Capital stock                    201          2,224          2,212
          Premium in Public Offering of
           Shares                            58            642            717
           Retained Earnings              1,413         15,605         18,193
           Net Income for the Year           22            242            873
           Deficit from Restatement of
            Stockholders' Equity           (326)        (3,604)        (3,618)
          Reserve for Repurchase of
           Shares                            21            237            154
           Minimum Seniority Premium
            Liability Adjustment             --             --             (1)
           Effect of Deferred Income
            Taxes                          (125)        (1,378)        (4,982)
          Total Majority Stockholder's
           Equity                         1,265         13,968         13,548
          Minority Interest                   4             45             44
          TOTAL STOCKHOLDERS' EQUITY      1,269         14,013         13,592

          TOTAL LIABILITIES AND
           STOCKHOLDERS' EQUITY           1,569         17,323         16,923

          (a) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.0427 per U.S. dollar, the noon buying rate at March 30, 2007.

                   INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES Condensed Consolidated Statements of Changes in Financial Position (millions of constant pesos as of March 31, 2007, and millions of
                                     U.S. dollars)

                                     March '31        March '31       Dec '31
                                       2007(a)             2007          2006

          Operating Activities:
           Net Income                 US$   22       Ps.    244    Ps.    235
           Adjustments to Reconcile
            Net Income to Resources         --               --            --
          Provided by Operating
           Activities:
          Depreciation and Others           12              133           130
          Changes in Operating Assets
           and Liabilities                 (14)            (154)          231
          Deferred Income Taxes              1               15            46
          Resources Provided by
           Operating Activities             22              238           643

          Financing Activities:
           Increase of Capital Stock         0                0            (0)
           Proceeds from
            Long-term Debt                  --               --            --
           Proceeds from
            Short-term Debt                  4               40            44
           Repayment of
            Long-term Debt and
            Notes Payable                   (0)              (5)          (69)
           Decrease in Long-term
            Debt in Constant Pesos          (0)              (0)           (1)
           Cash Dividends Paid              --               --            --
          Resources Provided by
           (Used in) Financing
           Activities                        3               35           (26)

          Investing Activities:
           Acquisition of Property,
            Plant and Equipment            (17)            (192)         (139)
           Minority Interest                 0                0             0
           Others                           (1)             (13)          (50)
          Resources Used in Investing
           Activities                      (18)            (204)         (188)

          Net (Decrease) Increase in
           Cash and Cash Equivalents         6               69           428

          Cash and Cash Equivalents
           at Beginning of Period          316            3,489         3,330

          Cash and Cash Equivalents
           at End of Period           US$  322       Ps.  3,559    Ps.  3,758

          (a) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.0427 per U.S. dollar, the noon buying rate at March 30, 2007.

SOURCE  Industrias Bachoco, S.A.B. de C.V.
    -0-                             04/30/2007
    /CONTACT: Investors, Daniel Salazar F., CFO, or Claudia Cabrera, IRO, +011-52-461-61-835-55, or inversionistas@bachoco.net, both of Industrias Bachoco; or in New York, Rachel Levine, +1-646-284-9439, or fax,
+1-646-284-9494, rlevine@hfgcg.com , for Industrias Bachoco/
    /Web site:  http://www.bachoco.com.mx /
    (IBA)